UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2016

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

Other Information

Attached hereto as Exhibit 99.1 is a Notice of 2016 Annual General Meeting of Shareholders (“Annual Meeting”) and the Proxy Statement of Check-Cap Ltd. (the “Company”) relating to the Company’s Annual Meeting. In addition, a copy of the Proxy Card is attached hereto as Exhibit 99.2.

Where to Find Additional Information

Shareholders are urged to carefully read the Proxy Statement, because it contains important information about the Company and the Annual Meeting. Copies of the Proxy Statement and other documents filed by the Company will be available at the website maintained by the Securities and Exchange Commission at www.sec.gov.

Exhibits

Exhibit No.	Description
99.1	Notice and the Proxy Statement for the 2016 Annual General Meeting of Shareholders to be held on December 22, 2016.
99.2	Form of Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: November 23, 2016